SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number  0-10537

A.           Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp Inc. Employees 401(k) Savings Plan and Trust

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp, Inc.

37 South River Street, Aurora, Illinois 60506

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp Inc. Employees’

401(k) Savings Plan and Trust

Years ended December 31, 2002 and 2001

with Report of Independent Auditors

Employer Identification #36-3143493

Plan #003

Old Second Bancorp Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Report of Independent Auditors

Employee Benefits Committee

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

April 17, 2003

Chicago, Illinois

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments	$28,770,723	$9,830,303
Participant contribution receivable	42,816	39,043
Employer match contribution receivable	26,423	23,569
Profit-sharing contribution receivable	600,551	—
Dividend and interest receivable	—	12,628

Liabilities
Other liabilities	4,134	—
Net assets available for benefits	$29,436,379	$9,905,543

See accompanying notes.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Participant contributions	$1,239,178	$971,664
Profit-sharing contributions	600,551	—
Employer match contributions	698,139	307,504
Rollover contributions	325,576	127,007
Dividend and interest income	304,892	76,835
Net realized and unrealized appreciation in fair value of investments	2,172,125	467,074
Transfer from Old Second Bancorp, Inc. Employees Profit Sharing Plan	18,640,955	—
	23,981,416	1,950,084
Deductions
Benefit payments	4,450,580	348,442
Net increase	19,530,836	1,601,642
Net assets available for benefits:
Beginning of year	9,905,543	8,303,901
End of year	$29,436,379	$9,905,543

See accompanying notes.

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1.  Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan & Trust (the Plan). Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and nonsalaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining. Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis, shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Effective January 1, 2002, the Old Second Bancorp, Inc. Employees Profit Sharing Plan and Trust merged into the Plan.

Contributions

Effective January 1, 2002, under provisions of the Plan, participants enter into agreements wherein each participant may elect an unlimited reduction in compensation (subject to statutory wage limitations).  Prior to January 1, 2002, participants could elect a reduction in compensation from 1% to 12%, not to exceed the Internal Revenue Code (IRC) limit, representing the employee’s pretax contribution to the Plan.

Maximum contribution limits of compensation may apply for certain highly compensated employees. In addition, each participant may elect to make additional voluntary after-tax contributions subject to certain limitations as specified by the Plan. Effective January 1, 2002, the Company contributes on behalf of each participant an amount equal to 100% of the participant’s salary reduction contributions made in the Plan year (matching contribution), not to exceed 4% of the participant’s compensation. Prior to January 1, 2002, the Company contributed an amount on behalf of each eligible participant equal to 66 2/3% of the salary reduction contributions made in the Plan year, not to exceed 3% of the participant’s compensation.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year, and shall not exceed the maximum amount deductible for federal income tax purposes. Annual Company profit-sharing contributions, and forfeitures arising during the year, are allocated to participant accounts in the same proportion that each such participant’s compensation bears to total compensation for all such participants.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits. The benefit may be paid as a lump-sum amount or a series of installment payments, as determined by the participant or beneficiary. Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.

Income Allocation

Under provisions of the Plan, each participant must direct the trustee to invest the balance of their account in participation units in the Old Second Bancorp, Inc. Common Stock Fund, and/or in certain common trust funds established and maintained by the trustee for the collective investment of funds held in qualified employee benefit plans, and/or certain mutual funds, and/or certain money market fund vehicles. Income, gains, and losses realized from such directed investments are charged or credited to the account of the directing participant based on the proportionate value of all active accounts as of the last valuation date less withdrawals since the last valuation date.

Vesting

Participants are always fully vested in their employee and rollover contributions and earnings thereon. Effective January 1, 2002, Company matching contributions and earnings thereon became 100%-vested immediately. Prior to January 1, 2002, Company matching contributions and earnings thereon became 100%-vested after two years of service.

Profit-sharing contributions and earnings thereon become 100%-vested after five years of service, as defined by the Plan.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence. The term of such loan shall be determined by the Company. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company. Principal and interest is paid ratably through semimonthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. Upon Plan termination, all participants become fully vested in their account balances.

2.  Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Valuation of Investments

Investments in the Old Second National Bank of Aurora Common Trust Funds for Corporate Retirement Plans and the Money Market Fund are carried at the quoted market value of the underlying assets held in the funds. The registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock of Old Second Bancorp, Inc. is valued at the last reported bid price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year ended December 31
	2002	2001

Common collective trust funds	$(1,023,049)	$(408,103)
Common stock	3,379,498	971,403
Registered investment companies	(184,324)	(96,226)
	$2,172,125	$467,074

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2002	2001

Money Market Fund	$1,047,596	$614,934
Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans:
OSNB Diversified Equity Portfolio Stock Fund	3,647,191	3,797,989
OSNB Bond Fund	2,112,956	1,472,420
OSNB Government Securities Fund	2,828,375	826,520
Old Second Bancorp, Inc. common stock	16,211,439	2,488,925

All investments are participant directed.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 19, 1992, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving this determination letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issuer/Description	Shares	Current Value

Money Market
Northern Trust Benchmark Diversified Asset Portfolio	1,047,596	$1,047,596

Common Collective Trusts
Diversified Equity Portfolio*	144,374	3,647,191
Bond Fund*	16,615	2,112,956
Government Securities Fund*	60,301	2,828,375
OSNB Conservative Fund*	7,316	81,340
OSNB Balanced Fund*	50,507	575,333
OSNB Growth Fund*	64,500	471,891
OSNB Aggressive Fund*	69,399	741,490

Registered Investment Companies
Acorn Fund Class Z	7,968	123,501
Dodge & Cox Stock Fund	2,574	226,641
Vanguard Index Trust 500 Portfolio	2,159	175,167
Morgan Stanley International Equity	6,575	96,063
Twentieth Century Ultra Und	11,311	239,557
T. Rowe Price Science & Technology Fund	5,381	66,888

Common Stock
Old Second Bancorp, Inc. common stock*	438,147	16,211,439

Participant loans, 4.25% to 8.75% varying interest rates		125,295
		$28,770,723

*Represents a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP, INC.

	BY:	/s/ William B. Skoglund
William B. Skoglund
President and Chief Executive Officer

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham
Senior Vice President and Chief Financial Officer

DATE: June 24, 2003